Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual General Meeting of Shareholders

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on November 9, 2017 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on November 7, 2017, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The Annual general meeting of shareholders (the "Annual Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on November 9, 2017 at 9:00 a.m. US Eastern time for the following purposes:

1.	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2016.

2.
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2017 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

3.	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual meeting thereafter: Nir Sheratzky, Yigal Shani and Yehuda Kahane.

4.
To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively. Such agreements were extended on February 26, 2017 subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of items 2, 3 and 4.

Only shareholders of record at the close of business on October 9, 2017 (the “Record Date”) will be entitled to participate in and vote at the Annual Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual Meeting in person.

  Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Annual Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Annual Meeting. Changes to the Annual Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Statement of Proxy, the amended agenda and the amended Statement of Proxy (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's, passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and the Position Notices ("hodaot emda") (if any).

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2016, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2016 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at:

https://www.sec.gov/Archives/edgar/data/1337117/000117891317001231/zk1719833.htm

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1- 954-484-3806.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
October 2, 2017

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 2, 2017

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on November 9, 2017 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the located at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on October 9, 2017 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of October 2, 2017, we have 20,968,117 outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's, passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Annual Meeting.

PROPOSAL ONE
DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

Background

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2016, as attached to the Company's Annual Report on Form 20-F for the year ended December 31, 2016.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors (please see the Company's Annual Report on Form 20-F for the year ended December 31, 2016). Our Chief Financial Officer, Mr. Eli Kamer will be available to respond to appropriate questions of shareholders.

Proposal

It is proposed that at the Annual Meeting the following matter be discussed:

Vote Required

“The audited financial statements of the Company for the year ended December 31, 2016 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 1.

PROPOSAL TWO
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2017. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & co., for 2015 and 2016:

	2015	2016
	(in thousands, USD)
Audit Fees (1)	242	276
Tax Fees (2)	0	9
Total	242	285

(1)
The audit fees for the years ended December 31, 2015 and 2016 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2017 and until the close of the next Shareholders' Annual General Meeting, and to authorize the Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the fiscal year 2017 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee of the Company is hereby authorized to determine the compensation of theses auditors”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their compensation.

PROPOSAL THREE
THE ELECTION OF CERTAIN DIRECTORS FOR ADDITIONAL PERIOD
 UNTIL THIRD SUCCEEDING ANNUAL MEETING THEREAFTER

Background

The election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office. Form of the declaration of these officers pursuant to Section 224B can be found on the Company's website www.ituran.com.

Proposal

Shareholders are being asked to elect the following persons to serve as directors in Class B for additional period until third succeeding Annual meeting thereafter: Messrs. Nir Sheratzky, Yigal Shani and Yehuda Kahane:

       Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky and cousin of Effraim Sheratzky.

       Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director.

        Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He received the highest international insurance award for his lasting contribution to the theory, practice and education in insurance and risk management.  He founded and chairs the YKCenter for Preparing for the New Economy. Professor Kahane is a Professor Emeritus from the Faculty of Management, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas, the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane is a major owner of Pango Parking and of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He is involved in a large number of not-for-profit enterprises dealing with a variety of aspects of the new Economy, with the association for the visually impaired people, and is a honorary member of the Israel-Brazil chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

        The statements of the above candidates to serve as directors are available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter.

PROPOSAL FOUR
APPROVAL OF THE EXTENSION OF CERTAIN SERVICE AGREEMENTS
(WITH COMPANY'S PRESIDENT, CO-CEOS AND CEO OF A SUBSIDIARY &
INTERNATIONAL ACTIVITY AND BUSINESS DEVELOPMENT OFFICER)

Background

    During 2016, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers, CEO of our Subsidiary & International Activity and Business Development Officer, respectively, as independent contractors pursuant to services agreements, which were approved by our shareholders meeting in 28 January 2014, between us and – Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky, ORAS Capital Ltd a company controlled by Eyal Sheratzky, Galnir Management and Investments Ltd. a company controlled by Nir Sheratzky, Zero-To-One S.B.L. Investments LTD a company controlled by Gil Sheratzky.

Such agreements were extended on February 26, 2017 subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

All agreements mentioned above are in compliance with our amended compensation policy as approved on November  7, 2016, by the Company's general meeting of shareholders, which sets forth the principles of our office holders' compensation (the "Compensation Policy").

Therefore, this Meeting is asked to consider and approve the extension of the service agreements of Mr. Izzy Sheratzky (the Company's President) and his sons - Messrs. Eyal Sheratzky and Nir Sheratzky (the Company's Co-CEOs), and Mr. Gil Sheratzky (the CEO of the Company's Israeli wholly owned subsidiary, E-Com Global Electronic Commerce Ltd.) for an additional period of three years;

The extension agreements dated and signed on April 4, 2017 are attached as exhibits 4.9(a), 4.10(a) 4.11(a) and 4.12(a) to the Company's Annual Report on Form 20-F for the year ended December 31, 2016.

4.1 APPROVAL OF THE TERMS OF SERVICE OF MR. IZZY SHERATZKY

Background and Proposed Resolution

Mr. Izzy Sheratzky is the President of the Company and has been leading the Company for over 21 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	Mr. Sheratzky has been leading the Company for over 21 years and possesses vast experience, knowledge and skills in the Company's field of operations;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, he has a good reputation among our customers and material business connections that are important to the Company;
•	Mr. Sheratzky has immensely contributed to the Company and has led it to exceptional achievements for many years while maintaining its status as a leading corporation in its field.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of office holders who serve at similar positions with peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.2 APPROVAL OF THE TERMS OF SERVICE OF MR. EYAL SHERATZKY

Background and Proposed Resolution

Mr. Eyal Sheratzky is the Co-CEO of the Company and has been serving as such for the last 13 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•
Mr. Sheratzky has been serving the Company for approximately 21 years, and as a Co-CEO for 13 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•	Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;
•	Mr. Sheratzky holds LLB and LLM degrees from the Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.3 APPROVAL OF THE TERMS OF SERVICE OF MR. NIR SHERATZKY

Background and Proposed Resolution

Mr. Nir Sheratzky is the Co-CEO of the Company and has been serving as such for the last 13 years.

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•
Mr. Sheratzky has been serving the Company for approximately 21 years, and as a Co-CEO for 13 years; and possesses extensive experience, understanding and familiarity with the Company's entire aspects of operations;

•	Mr. Sheratzky's has greatly contributed to the growth and impressive achievements of the Company;
•	Mr. Sheratzky's services are indispensable and necessary for the Company, and the Company should act as much as possible to incentivize him to achieve the Company's goals;
•	Mr. Sheratzky holds BA and MA degrees in Economics from the Tel Aviv University.
•	The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company, the scope of his services and their quality, and are reasonable and appropriate;
•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of chief executive officers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

4.4 APPROVAL OF THE TERMS OF SERVICE OF MR. GIL SHERATZKY

Background and Proposed Resolution

Mr. Gil Sheratzky is our International Activity and Business Development Officer and in addition he acts as chief executive officer of E-Com Global Electronic Commerce Ltd. ("E-Com").

Board Recommendation and Considerations

The Company's board of directors recommends that the shareholders vote “FOR” the approval of the proposed resolution, after considering the following:

•	Mr. Sheratzky has been serving the Company for approximately 2 years as our International Activity and Business Development Officer;
•	Mr. Sheratzky has been serving the Company for approximately 16 years in different positions, and as the CEO of E-Com for 9 years;
•	Mr. Sheratzky has gained extensive experience and understanding of the Company's field of operations; and is managing E-Com with great professionalism and talent;
•	Mr. Sheratzky is greatly contributing to the success of E-Com's operations and his services are required for the continued advancement and success of E-Com;
•	Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA.
•
The proposed terms of service of Mr. Sheratzky are compatible with his position at the Company as a Business Unit Manager and International Activity and Business Development Officer, the scope of his services and their quality, and are reasonable and appropriate;

•
Mr. Sheratzky's terms of services are also reasonable and appropriate as compared to the terms of service of business unit managers of peer companies (i.e. - other public companies with appropriate similarities to the Company), including after consideration of such peer companies' financial performance as compared to the Company's;

•
Mr. Sheratzky's terms of service correspond to the principles of the Compensation Policy and as such reflect the Company's perception of the appropriate nature of the compensation's components and their balance, including the ratio between the fix and variable components and the ratio between the terms of service of office holders and the cost of employment of the other employees of the Company; as well as the appropriate manner by which the Company's office holders should be incentivized, under a short and long term view and while relating to the advancement of the Company's goals and the best interests of its shareholders.

Proposal

Shareholders are being asked to approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively for a period of additional three years (as was approved on February 26, 2017 by our compensation committee and our board of directors subject to the approval of our next shareholders meeting, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000).

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, for additional three years.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on November 9, 2017 at 9:00 a.m. US Eastern time at the Company's USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)

Shareholder Name: ___________________
Social Security/ID No.: ______________________

For shareholders that  are corporations:
Corporation No.: _____________________
Country of Incorporation: ___________________

I being a shareholder of Ituran Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Israel Baron, with full power of substitution, to represent the undersigned at the Annual Meeting of the Stockholders of the Company., to be held at the Company's offices at the Company's USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA on at on November 9, 2017 and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

November 9, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.

To appoint Fahn Kanne & co. as the Company's independent auditors for the fiscal year 2017 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee of the Company is hereby authorized to determine the compensation of the auditors.
				☐	☐	☐

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1 above.		2.	To elect the following persons to serve as directors in Class B for additional period until third succeeding Annual General meeting thereafter.

Notes:			2.1. Nir Sheratzky	☐	☐	☐

1.
To be valid, this form  of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the  meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.
			2.2. Yigal Shani	☐	☐	☐

			2.3. Yehuda Kahane	☐	☐	☐

2.	Any alterations to this form must be initialed.	3.	To approve the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.	☐	☐	☐

3.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names  appear  on this Proxy.  When shares  are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.